                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       REPORT OF A FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a- 16 OR 15d- 16 OF
                           THE SECURITIES ACT OF 1934


For the month of                       May                                  2004
                 ----------------------------------------------------------


                               Acetex Corporation
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                    750 World Trade Centre, 999 Canada Place,
                  Vancouver, British Columbia, Canada V6C 3E1
--------------------------------------------------------------------------------
                  (Translation of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F                   Form 40-F    X
          -------                     -------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X
    -------              -------

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________]

This Form 6-K consists of a press release announcing Acetex's results for the three months period ended March 31, 2004.

[ACETEX LOGO]

FOR IMMEDIATE RELEASE

ACETEX REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2004

VANCOUVER, B.C., CANADA - APRIL 28, 2004 - Acetex Corporation announced today results for the three months ended March 31, 2004, determined under Canadian generally accepted accounting principles. These results include net loss of US $0.6 million and EBITDA (defined as operating income plus depreciation and amortization) of US $13.7 million. Net sales of US $114.8 million were generated during the period from the sale of acetyls products and specialty polymers and films.

"Our Acetyls Business continues to enjoy relatively high pricing but margins have weakened due to historically high natural gas and methanol," said Brooke N. Wade, Chairman and Chief Executive Officer of Acetex Corporation. "In our Specialty Polymers and Films Business, increased demand and a return to normal buying patterns from specialty accounts late in the quarter helped to offset the much higher ethylene costs experienced. Industry wide announced polymer price increases should support better margins, further offsetting anticipated high cost raw materials. The outlook for our products is good and we expect tightening in availability and improvement in margins as we go forward."

"As we announced on April 19, we have finalized definitive joint venture agreements with National Petrochemical Industrialization Company (TASNEE Petrochemicals) regarding the construction of world class acetic acid, vinyl acetate monomer (VAM) and methanol projects in Saudi Arabia. The projects, which are expected to commence production in 2007, will be located at the petrochemical complex of TASNEE Petrochemicals in Jubail Industrial City, Saudi Arabia, with annual production capacities of approximately 500,000 tonnes of acetic acid, 275,000 tonnes of VAM and 1.8 million tonnes of methanol."

"The investment in these projects is estimated at US $1 billion. Acetex will own 50% of the acetyls (acetic acid and VAM) company and 25% of the methanol company. We intend to enter into long-term methanol supply agreements with the Joint Venture to cover our methanol requirements in Saudi Arabia and Europe."

"These projects fit well with our long term growth strategy of becoming a global chemical company. The joint venture will maximize opportunities by combining Acetex's proprietary technology for the integrated production of acetic acid and methanol with a strong local partner in TASNEE Petrochemicals with their first class infrastructure and capability in an excellent strategic location. Financing of the project will be on a non-recourse basis utilizing attractive regional sources. It is anticipated that after recognition of credit for technology contributions and with financial support available from industrial offset programs, Acetex will fund its contribution to the projects without the requirement to issue additional equity."

"From a shareholder's point of view, this project confirms the substantial value of our proprietary integration technology and, when complete, will almost double the acetyls capacity of our company and make us the low cost producer in both Europe and the Far East."

Information in this press release including the attached interim report to shareholders may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include actions of competitors, conditions in the acetyls and other industries, worldwide economic conditions, and risks attendant with acetyls and specialty polymers and films production and distribution.

Acetex Corporation has two primary businesses - its European Acetyls Business and the Specialty Polymers and Films Business.

Our Acetyls Business is Europe's second largest producer of acetic acid and polyvinyl alcohol and third largest producer of vinyl acetate monomer. These chemicals and their derivatives are used in a wide range of applications in the automotive, construction, packaging, pharmaceutical and textile industries.

Specialty polymers developed and manufactured by Acetex are used in the manufacture of a variety of plastics products, including packaging and laminating products, auto parts, adhesives and medical products. The Films Business focuses on products for the agricultural, horticultural and construction industries.

Acetex directs its operations from its corporate head office in Vancouver, Canada. Acetex has plants in France, Spain, and Edmonton, Alberta, and sells to customers primarily in Europe, the United States, and Canada. Acetex's common shares are listed for trading under the symbol "ATX" on The Toronto Stock Exchange, which has neither approved nor disapproved the information contained herein.

A conference call is scheduled for Wednesday, April 28, 2004, at 11:30 a.m. Eastern Time to discuss these results. To participate, please call (706) 679-4914 ten minutes before the start of the call. If you are unable to listen to the call at that time, a recorded version is available for the three following business days by phoning (416) 626-4100 and entering 21194139.

For further information contact: Lynn Haycock (604) 688-9600 or via e-mail at haycock@acetex.com.

                               ACETEX CORPORATION

                       FINANCIAL AND OPERATING HIGHLIGHTS
                         SELECTED FINANCIAL INFORMATION

                  (THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE)
                                   (UNAUDITED)

                                                                                 THREE              THREE
                                                                              MONTHS ENDED       MONTHS ENDED
                                                                                MARCH 31,           MARCH 31,
                                                                                  2004                2003
                                                                             --------------     --------------
Sales                                                                            $ 114,756           $ 73,091
Net earnings (loss) for the period                                                    (644)             1,979
Net earnings (loss) per share                                                    $   (0.02)          $   0.08
Cash generated from (used in) operations (2)                                         7,191              7,511
Cash generated from (used in) operations per share (2)                           $    0.21           $   0.29
Cash position at end of period                                                      56,278             61,354

EBITDA (1)
Acetyls Segment                                                                     10,943             13,118
Specialty Polymers & Films Segment                                                   3,748                 --
Corporate                                                                             (974)              (418)
                                                                             --------------     --------------
                                                                                    13,717             12,700
                                                                             --------------     --------------
EBITDA (1) - pro-forma
Acetyls Segment                                                                     10,943             13,118
Specialty Polymers & Films Segment                                                   3,748              5,512
Corporate                                                                             (974)              (418)
                                                                             --------------     --------------
                                                                                    13,717             18,212
                                                                             --------------     --------------
Senior unsecured notes at end of period                                            265,000            190,000
--------------------------------------------------------------------------------------------------------------

(1) Operating earnings plus amortization and restructuring charge, both as stated on the consolidated statements of operations. EBITDA is not a term that has an established meaning under generally accepted accounting principles and should not be considered in isolation from net earnings
     (loss) or other amounts as calculated under generally accepted accounting principles. EBITDA may not be calculated in a comparable manner to other companies. The Company has calculated EBITDA consistently for all periods presented. In the determination of pro forma EBITDA for AT Plastics for periods prior to the acquisition, certain restructuring charges have been added back.

(2) Calculated as cash flow from operations less increases in non-cash operating working capital. This is not a term that has an established meaning under generally accepted accounting principles and should not be considered in isolation from net earnings (loss) or other amounts as calculated under generally accepted accounting principles. Cash flow may not be calculated in a comparable manner to other companies. The Company has calculated cash flow consistently for all periods presented.

PRODUCTION VOLUME INFORMATION (tonnes)
ACETYLS SEGMENT
Acetic Acid                                           101,181            105,091
VAM - Pardies                                          37,549             35,466
Acetic Acid Derivatives                                18,184             18,163
--------------------------------------------------------------------------------
SPECIALTY POLYMERS & FILMS SEGMENT
Specialty Polymers                                     33,771             32,450
Films                                                   4,213              4,042

                               ACETEX CORPORATION

                           CONSOLIDATED BALANCE SHEETS

                           (THOUSANDS OF U.S. DOLLARS)

ASSETS                                                                          MARCH 31,           DECEMBER 31,
                                                                                  2004                  2003
                                                                               ------------         -------------
                                                                               (unaudited)
CURRENT ASSETS:
    Cash and cash equivalents                                                     $ 56,278              $ 53,903
    Accounts receivable                                                             80,366                79,774
    Inventory                                                                       66,633                68,505
    Prepaid expenses and other                                                       3,843                 7,175
                                                                               ------------         -------------
                                                                                   207,120               209,357

PROPERTY, PLANT AND EQUIPMENT                                                      245,034               254,010

OTHER ASSETS                                                                         9,778                10,229
                                                                               ------------         -------------
                                                                                  $461,932              $473,596
                                                                               ------------         -------------
                                                                               ------------         -------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable and accrued liabilities                                      $ 88,350              $ 94,108

PENSION OBLIGATION                                                                  20,834                20,976

REVOLVING CREDIT FACILITY                                                           30,536                29,137

SENIOR UNSECURED NOTES                                                             265,000               265,000
                                                                               ------------         -------------
                                                                                   404,720               409,221
                                                                               ------------         -------------
SHAREHOLDERS' EQUITY:
    Share capital                                                                  103,066               103,059
    Additional paid-in capital                                                       1,547                 1,547
    Deficit                                                                        (31,343)              (30,699)
    Cumulative translation adjustment                                              (16,058)               (9,532)
                                                                               ------------         -------------
                                                                                    57,212                64,375
                                                                               ------------         -------------
                                                                                  $461,932              $473,596
                                                                               ------------         -------------
                                                                               ------------         -------------


See accompanying notes to interim consolidated financial statements.

                               ACETEX CORPORATION

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

                (THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                                  THREE                 THREE
                                                                               MONTHS ENDED          MONTHS ENDED
                                                                                 MARCH 31,            MARCH 31,
                                                                                   2004                  2003
                                                                               ------------         -------------
Sales                                                                            $ 114,756              $ 73,091
                                                                               ------------         -------------

Cost of goods sold                                                                  94,261                57,770
Amortization                                                                         7,533                 5,183
                                                                               ------------         -------------
                                                                                   101,794                62,953
                                                                               ------------         -------------

GROSS PROFIT                                                                        12,962                10,138
                                                                               ------------         -------------
Other operating expenses:
Selling, general and administrative                                                  5,768                 2,095
Research and development                                                             1,010                   526
                                                                               ------------         -------------
                                                                                     6,778                 2,621
                                                                               ------------         -------------

OPERATING EARNINGS                                                                   6,184                 7,517
OTHER EARNINGS (EXPENSE):
Interest expense                                                                    (7,932)               (5,169)
Equity income (loss)                                                                  (185)                   16
Foreign exchange gain (loss) and other                                               1,289                  (385)
                                                                               ------------         -------------
                                                                                    (6,828)               (5,538)
                                                                               ------------         -------------
EARNINGS (LOSS) BEFORE INCOME TAXES                                                   (644)                1,979
INCOME TAXES                                                                            --                    --
                                                                               ------------         -------------
NET EARNINGS (LOSS) FOR THE PERIOD                                                    (644)                1,979
DEFICIT, BEGINNING OF PERIOD                                                       (30,699)              (11,563)
EXCESS OF PURCHASE PRICE OVER VALUE ASSIGNED TO COMMON SHARES REPURCHASED               --                  (145)
                                                                               ------------         -------------
DEFICIT, END OF PERIOD                                                            $(31,343)             $ (9,729)
                                                                               ------------         -------------
                                                                               ------------         -------------
NET EARNINGS (LOSS) PER COMMON SHARE
     Basic                                                                          $(0.02)                $0.08
     Diluted                                                                        $(0.02)                $0.08

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
     Basic                                                                      33,903,976            25,565,440
     Diluted                                                                    34,341,953            25,897,034


*Number of shares outstanding at March 31, 2004:  33,904,771


See accompanying notes to interim consolidated financial statements.

                               ACETEX CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOW

                           (THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                                                    THREE                 THREE
                                                                                 MONTHS ENDED         MONTHS ENDED
                                                                                   MARCH 31,            MARCH 31,
                                                                                     2004                 2003
                                                                                 ------------         ------------
ASH PROVIDED BY (USED FOR):
OPERATIONS:
    Net earnings (loss) for the period                                                $  (644)             $ 1,979
    Charges and credits to income not involving cash:
         Amortization                                                                   7,533                5,183
         Pension expense                                                                  114                   93
         Amortization of deferred financing costs                                         474                  272
         Amortization of bond premium                                                    (297)                --
         Unrealized foreign exchange (gain) loss                                         (174)                --
         Distributions received from equity investee in excess of income                  185                  (16)
    Changes in non-cash operating working capital                                      (2,137)              (8,295)
                                                                                 ------------         ------------
                                                                                        5,054                 (784)
                                                                                 ------------         ------------
INVESTMENTS:
    Purchase of property, plant and equipment                                          (1,971)                (663)
    Other                                                                                (270)                 (17)
                                                                                 ------------         ------------
                                                                                       (2,241)                (680)
                                                                                 ------------         ------------
FINANCING:
    Increase in share capital                                                               7                   35
    Repurchase of common shares                                                          --                   (564)
    Increase in long-term debt                                                          1,399                    --
    Increase in pension obligation                                                         96                    1
                                                                                 ------------         ------------
                                                                                        1,502                 (528)
                                                                                 ------------         ------------
FOREIGN EXCHANGE GAIN (LOSS) ON CASH AND CASH
    EQUIVALENTS HELD IN FOREIGN CURRENCIES                                             (1,940)               1,456
                                                                                 ------------         ------------
INCREASE IN CASH AND CASH EQUIVALENTS                                                   2,375                 (536)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                         53,903               61,890
                                                                                 ------------         ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                              $56,278              $61,354
                                                                                 ------------         ------------
                                                                                 ------------         ------------


See accompanying notes to interim consolidated financial statements.

                               ACETEX CORPORATION

                              SEGMENTED INFORMATION

                            (THOUSANDS OF U.S. DOLLARS)
                                     (UNAUDITED)

                                                                           SPECIALTY
                                                                        POLYMERS AND
Three months ended March 31, 2004                       ACETYLS                FILMS            CORPORATE               TOTAL
                                                        -------         ------------            ---------              ---------

SALES                                                   $72,829              $41,927                   --              $114,756

Cost of goods sold and operating expenses                61,886               38,179                  974               101,039
Amortization                                              5,874                1,637                   22                 7,533
                                                        -------         ------------            ---------              ---------
                                                         67,760               39,816                  996               108,572
                                                        -------         ------------            ---------              ---------
Operating earnings                                      $ 5,069              $ 2,111               $ (996)             $  6,184
                                                        -------         ------------            ---------              ---------
                                                        -------         ------------            ---------              ---------
Interest expense                                                                                                         (7,932)
EQUITY INCOME (LOSS)                                                                                                       (185)
FOREIGN EXCHANGE GAIN (LOSS) AND OTHER                                                                                    1,289
INCOME TAXES                                                                                                               --
                                                                                                                       ---------
Net loss                                                                                                               $   (644)
                                                                                                                       ---------
                                                                                                                       ---------
--------------------------------------------------------------------------------------------------------------------------------
AS AT MARCH 31, 2004

Total assets                                           $248,772             $204,641               $8,519              $461,932
                                                        -------         ------------            ---------              ---------
                                                        -------         ------------            ---------              ---------

All amounts as at and for the three months ended March 31, 2003, were in the Acetyls segment.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS,
                           EXCEPT PER SHARE AMOUNTS)

                                   (UNAUDITED)

                   THREE MONTHS ENDED MARCH 31, 2004 AND 2003

1.   OPERATIONS:

         Acetex Corporation was incorporated under the laws of the Province of Alberta on December 1, 1994. It has two principal businesses. The Acetyls Business consists of the production of acetic acid and its derivatives from production facilities in France and Spain and their distribution and sale primarily in Europe. The Specialty Polymers and Films Business develops and manufactures specialty plastic resins and film products for a number of niche markets in North America and around the world from a manufacturing facility in Edmonton, Alberta.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     (a) Basis of presentation:

         The interim consolidated financial statements of Acetex Corporation (the "Company") have been prepared in accordance with generally accepted accounting principles in Canada but do not include all disclosures that are required for the Company's annual consolidated financial statements. They include the accounts of Acetex Corporation and its subsidiaries, all of which are wholly owned. The Company's 45% interest in Erfei A.I.E. ("Erfei"), a company subject to significant influence, is accounted for by the equity method. Under this method, the Company recognizes its proportionate share of cumulative post acquisition income or losses and capital distributions of Erfei as they are realized. All material intercompany balances and transactions have been eliminated.

         The consolidated financial statements have been prepared from the books and records without audit; however, in the opinion of management, all adjustments which are necessary to the fair presentation of the results of the interim period have been made.

         These interim consolidated financial statements have been prepared on a basis consistent with, and should be read in conjunction with, the annual consolidated financial statements included in the Company's 2003 Annual Report.

     (b) Stock-based compensation:

         The Company has a stock-based compensation plan. The Company applies the fair value method of accounting for all stock-based transactions.

     (c) Net earnings (loss) per common share:

         Basic net earnings (loss) per share is calculated by dividing net earnings (loss) available to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, net earnings (loss) available to common shareholders equals net earnings (loss). Diluted net earnings (loss) per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options are applied to repurchase common shares at the average market price for the period.

3.   SHARE CAPITAL:

     (a) Authorized:  Unlimited number of common shares.

     (b) Issued:

                                                                                      Number of        Assigned
                                                                                  common shares           value
                                                                                  -------------   -------------
         Issued, December 31, 2002                                                   25,643,964        $ 64,039
         Issued on exercise of options                                                   63,000             125
         Issued on AT Plastics Acquisition                                            8,370,574          39,162
         Repurchased and other                                                         (176,100)           (267)
                                                                                  -------------   -------------

         Issued, December 31, 2003                                                   33,901,438         103,059
         Issued on exercise of options                                                    3,333               7
                                                                                  -------------   -------------

         Issued, March 31, 2004                                                      33,904,771        $103,066
                                                                                  -------------   -------------
                                                                                  -------------   -------------


     (c) Stock options:

         The Company's stock option plan provides for grants to directors, officers and key employees. Stock options are granted having exercise prices that are determined by reference to market prices at the date of grant. Stock options vest and become exercisable as to 50% on the first anniversary and as to 25% each on the second and third anniversary of grant. Stock options expire 10 years from the date of grant. Exercise prices presented in the table below are expressed in Canadian dollars.

         During the quarter, the Company repriced 232,272 stock options from an average exercise price per share of $14.81 to $6.10. The fair value compensation expense of the repriced options was not significant for the quarter ended March 31, 2004.

                                                                                  Number     Weighted average
                                                                              of options       exercise price
                                                                            -------------    ----------------
         Outstanding, December 31, 2002                                        2,893,188              $  6.14
         Granted                                                                  50,000                 6.10
         Exercised                                                               (63,000)               (2.78)
         Issued on AT Plastics Acquisition                                       666,866                21.31
         Forfeited                                                               (12,583)              (10.03)
                                                                            -------------    ----------------

         Outstanding, December 31, 2003                                        3,534,471                 9.05
         Exercised                                                                (3,333)               (2.66)
         Expired                                                                 (30,238)              (54.23)
                                                                            -------------    ----------------

         Outstanding, March 31, 2004                                           3,500,900              $  8.09
                                                                            -------------    ----------------
                                                                            -------------    ----------------

         The following table summarizes information about stock options exercisable and outstanding at March 31, 2004:

                               Options outstanding                                         Options exercisable
        -----------------------------------------------------------------  -----------------------------------------
        Range of exercise                                Weighted average      Exercisable         Weighted average
        Prices                                Number       exercise price           number           exercise price
        (CDN $ per share)                                         (CDN $)                                   (CDN $)
        -----------------------------------------------------------------  -----------------------------------------
        $2.60 - $3.18                        749,250               $ 2.72          729,250                   $ 2.71
        $5.50 - $8.00                      2,503,360                 7.08        2,221,088                     7.20
        $10.08 - $81.60                      248,290                34.42          245,290                    34.71
                                      --------------- -------------------  ---------------- ------------------------
                                           3,500,900               $ 8.09        3,195,628                   $ 8.29
                                      --------------- -------------------  ---------------- ------------------------
                                      --------------- -------------------  ---------------- ------------------------


4.   AT PLASTICS ACQUISITION

     If the Acquisition of AT Plastics had been effective on January 1, 2003, the unaudited pro forma results of operations would have been as follows:

                                                                        THREE
                                                                 MONTHS ENDED
                                                                    MARCH 31,
                                                                         2003
                                                                 -------------
     Sales                                                           $111,432

     Cost of goods sold and other operating (1)                        93,195
     Amortization                                                       6,857
                                                                 -------------
                                                                      100,052
                                                                 -------------

     OPERATING EARNINGS                                              $ 11,380
                                                                 -------------
                                                                 -------------

     (1) For the three months ended March 31, 2003, restructuring costs in AT Plastics prior to the Acquisition


5.   RECONCILIATION OF NET EARNINGS FOR CANADIAN GAAP TO U.S. GAAP.

     Net earnings (loss) is equivalent for both Canadian and U.S. GAAP.

ACETEX CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (ALL REFERENCES IN US FUNDS)

Acetex Corporation (the "Company") operates two businesses, the Acetyls Business and the Specialty Polymers and Films Business. The Acetyls Business derives its revenues from the merchant market sales in Europe of its two principal products, acetic acid and vinyl acetate monomer ("VAM"), as well as from merchant market sales of acetic derivatives, including polyvinyl alcohol. The Specialty Polymers and Films Business develops and manufactures specialty plastic resins and film products for a number of niche end-markets primarily in North America. The Company's results of operations are affected by a variety of factors, including variations in the pricing of acetic acid, VAM, and polyethylene and in the cost of its principal feedstocks, methanol, natural gas, and ethylene.

ACETYLS BUSINESS

NET SALES

For the three months ended March 31, 2004, compared to the three months ended March 31, 2003, net sales decreased by 0.4% or $0.3 million to $72.8 million from $73.1 million. This increase resulted from an increase in average product selling prices of 12% from 2003 to 2004 offset by an 8% decrease in sales volumes. Industry newsletters indicate that pricing for the first quarter of 2004 measured in Euros compared to the fourth quarter of 2003 decreased by approximately 3.3% for acetic acid and increased by 3.5% for VAM. Contract prices for the second quarter of 2004 in Europe have not yet been settled but are expected to increase by less than 3% to offset higher feedstock costs.

GROSS PROFIT

Gross profit for the first quarter of 2004 compared to the first quarter of 2003 decreased by $2.3 million or 22.8% to $7.8 million from $10.1 million. The decrease in gross profit was primarily due to lower sales volumes in 2004 and higher feedstock costs. The European contract price for methanol rolled over at Euros 190 per metric tonne from the fourth quarter of 2003 to the first quarter of 2004 and will increase by 5% to Euros 200 per metric tonne in the second quarter of 2004. The cost of natural gas in the first quarter of 2004 increased by 6% over the fourth quarter of 2003 and is expected to remain relatively constant for the second quarter as the pricing is tied to the recently stable crude oil prices.

OPERATING EARNINGS

Operating income for the three months ended March 31, 2004, decreased by $2.4 million or 32% to $5.1 million from $7.5 million due to the reduction in gross profit described above.

SPECIALTY POLYMERS AND FILMS BUSINESS

We acquired AT Plastics on August 5, 2003, and have consolidated its results of operations in our consolidated financial statements from that date. The analysis which follows has been prepared on a pro forma basis as if we had acquired the Business on January 1, 2003.

NET SALES

For the three months ended March 31, 2004, compared to the three months ended March 31, 2003, net sales increased by 9.4% or $3.6 million to $41.9 million from $38.3 million. Specialty volume continued to improve with an increase of 7.6% versus last year. Overall polymers volumes strengthened by 6.2% compared to the same period last year, on 4.8% higher average selling prices. Specialty mix increased by 2.3 points to 53.2% of volume before our increased participation in commodity markets to take advantage of favourable pricing. Films volumes were up 12%, on 1.9% lower average selling prices. The nature of the Films Business dictates that approximately two-thirds of our volume is shipped in the second and third quarters.

GROSS PROFIT

Gross profit for the three months ended March 31, 2004, compared to the three months ended March 31, 2003 decreased by 3.7% or $0.2 million to $5.2 million from $5.4 million. Raw material costs have increased compared to last year, principally driven by a 27% increase in ethylene and 26% increase in vinyl acetate.

OPERATING EARNINGS

Operating earnings for the three months ended March 31, 2004, decreased by $0.6 million or 22.2% to $2.1 million from $2.7 million due to lower margins and the adverse effect of a 13% appreciation in the Canadian dollar on Canadian dollar denominated costs.

ACETEX CORPORATION CONSOLIDATED

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operations (prior to changes in noncash working capital) for the three months ended March 31, 2004, was $7.2 million compared to $7.5 million for the three months ended March 31, 2003.

The Company expects to satisfy its cash requirements in the future through internally generated cash and borrowings under the AT Plastics revolver.

CAPITAL EXPENDITURES

Capital expenditures were at a maintenance level during the three months ended March 31, 2004, and totaled $2.0 million. Annual maintenance level capital expenditures are expected to be $3.5 million for the Acetyls Business and $5.0 million to $6.0 million for the Specialty Polymers and Films Business. In addition, a small maintenance turnaround expected to cost $2.0 million at the Pardies, France facility is scheduled for the fourth quarter of 2004.

Future capital expenditures could vary substantially if the Company is required to undertake corrective action or incur other environmental costs in France. The Company may also pursue selective expansion opportunities, including the acquisition of companies with complementary product lines.

Acetex Corporation
Consolidating Balance Sheet
March 31, 2004

                                                                Guarantors
                                                ----------------------------------------   Combined                    Acetex
                                     Acetex       Acetex     Acetex     AT     Alberta AG     non-                   Corporation
                                   Corporation     LLC         BV    Plastics  Industries  guarantors  Eliminations  Consolidated
                                  ------------  ---------  --------  --------  ----------  ----------  ------------  ------------
Cash and cash equivalents              8,928                          (1,312)               $ 48,662                   $ 56,278
Accounts receivable                   27,768     58,607               27,301       173        52,892      (86,375)       80,366
Inventories                                                           39,238       191        27,204                     66,633
Prepaid expenses and other               194                             891                   2,758                      3,843
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
                                      36,890     58,607          0    66,118       364       131,516      (86,375)      207,120
Property, plant and equipment            267                         137,950       209       106,608                    245,034

Investment in affiliates             310,679    211,000    (64,458)  (95,445)     (518)      156,936     (518,194)            0

Other assets                          (1,253)                                                 11,031                      9,778
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
                                     346,583    269,607    (64,458)  108,623        55       406,091     (604,569)      461,932
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
Accounts payable                       8,313          0          0    19,111       165       120,881      (60,120)       88,350

                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
                                       8,313          0          0    19,111       165       120,881      (60,120)       88,350
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
Pension obligation                                                    15,457                   5,377                     20,834
Long-term debt                       265,000                                                 230,000     (230,000)      265,000
CIT Revolver                               0                          30,536                                             30,536
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
                                     273,313          0          0    65,104       165       356,258     (290,120)      404,720
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
Share capital                        103,066    230,000     29,099    56,998                 127,466     (443,563)      103,066
Contributed surplus                    2,154                                                                              2,154
Retained earnings (deficit)          (31,950)    39,607    (93,557)  (13,479)     (110)      (52,930)     120,469       (31,950)
Cumulative translation adjustment                                0                           (24,703)       8,645       (16,058)
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
                                      73,270    269,607    (64,458)   43,519      (110)       49,833     (314,449)       57,212
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
                                     346,583    269,607    (64,458)  108,623        55       406,091     (604,569)      461,932
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------

Acetex Corporation
Consolidating Income Statement
Period Ended March 31, 2004

                                                                Guarantors
                                                ----------------------------------------   Combined                    Acetex
                                     Acetex       Acetex     Acetex     AT     Alberta AG     non-                   Corporation
                                   Corporation     LLC         BV    Plastics  Industries  guarantors  Eliminations  Consolidated
                                  ------------  ---------  --------  --------  ----------  ----------  ------------  ------------
Sales                                                                 41,669       258        72,829                    114,756
Amortization                              22                           1,634         3         5,874                      7,533
Cost of goods sold                                                    34,795       265        59,201                      94261
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
                                         (22)                          5,240       (10)        7,754                     12,962
Selling, general & administrative        969                           2,559        65         2,175                      5,768
Research and development                                                 495                     515                      1,010
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
Operating earnings (loss)               (991)         0          0     2,186       (75)        5,064            0         6,184
Equity loss                            4,499                (1,092)      (79)                  3,232       (6,745)         (185)
Interest expense - net                (4,165)     6,942               (2,906)                 (7,803)                    (7,932)
Loss on debt refinancing                   0                                                       0                          0
Foreign exchange and other                15                              99        (4)        1,179                      1,289
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
Earnings (loss) before income
   taxes                                (643)     6,942     (1,092)     (700)      (79)        1,672       (6,745)         (643)

Income taxes                               0          0          0         0                       0            0             0
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
                                           0          0          0         0         0             0            0             0
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
Income (loss)                           (643)     6,942     (1,092)     (700)      (79)        1,672       (6,745)         (643)


Net earnings (loss)                     (643)     6,942     (1,092)     (700)      (79)        1,672       (6,745)         (643)

Retained earnings (deficit) at
   beginnning                        (31,307)    46,884    (92,465)  (12,779)      (31)      (54,602)     112,993       (31,307)
Excess of repurchase price over            0                                                                                  0
   assigned value of common shares
Dividends paid                                  (14,219)                                           0       14,219             0
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
Retained earnings (deficit) at
   end                               (31,950)    39,607    (93,557)  (13,479)     (110)      (52,930)     120,467       (31,950)
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------

Acetex Corporation
Consolidating Statement of Cash Flow
Period Ended March 31, 2004

                                                                Guarantors
                                                ----------------------------------------   Combined                    Acetex
                                     Acetex       Acetex     Acetex     AT     Alberta AG     non-                   Corporation
                                   Corporation     LLC         BV    Plastics  Industries  guarantors  Eliminations  Consolidated
                                  ------------  ---------  --------  --------  ----------  ----------  ------------  ------------
CASH PROVIDED BY (USED IN):
Operating Activities
Net earnings (loss)                     (643)     6,942     (1,092)     (700)      (79)        1,672       (6,745)         (643)
Charges and credits to income
   - non-cash

Amortization                              22                           1,634         3         5,874                      7,533
Pension expense                                                            0                     114                        114
Unrealized foreign exchange gain                                        (174)                      0                       (174)
Amortization of deferred
   financing costs                                                                               474                        474
Amortization of bond premium            (297)                                                                              (297)
Distribution from equity
   investment in excess of
   income                              8,298          0      1,092        79                  (1,810)      (7,474)          185
Changes in noncash working capital    (8,571)     7,277          0    (2,886)      102         2,976       (1,036)       (2,137)
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
                                      (1,191)    14,219          0    (2,047)       26         9,300      (15,255)        5,055
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
Investing Activities
Purchase of property, plant and            0                          (1,018)      (26)         (927)                    (1,971)
   equipment
Other                                   (270)                                                      0                       (270)

                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
                                        (270)         0          0    (1,018)      (26)         (926)           0        (2,241)
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
Financing activities
Proceeds from long-term debt               0                           1,399                                              1,399
Increase in share capital                  7                                                                                  7
Dividend paid                                   (14,219)                                                   14,219             0
Decrease in pension obligation                                           120                     (24)                        96
Shares repurchased                         0                                                                                  0
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
                                           7    (14,219)         0     1,519         0           (24)      14,219         1,502
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------

Foreign exchange gain (loss) on
   cash and cash equivalents held
   in foreign currencies                                                                      (2,975)       1,036        (1,941)
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
Increase in cash during the period    (1,454)         0          0    (1,546)        0         5,375            0         2,375
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
Cash, beginning of period             10,382          0          0       234         0        43,287                     53,903
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
Cash, end of period                    8,928          0          0    (1,312)        0        48,662            0        56,278
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------
                                     --------   -------    --------  --------     -----     ---------    ---------     ---------

NOTES

     1. The consolidating financial statements illustrate the assets, liabilities, equity, revenues and expenses for Acetex Corporation on a legal basis, as well as for its subsidiaries which have guaranteed its 10-7/8% Senior Unsecured Notes (the "Notes") and the operating nonguarantor subsidiaries.

     2. Separate financial statements concerning the subsidiaries guaranteeing the Notes (the "Guarantor Subsidiaries") have not been included as management has determined that they are not material to investors. The Guarantor Subsidiaries are wholly-owned and the guarantees provided are full, unconditional and joint and several. All of the Company's operations are conducted by nonguarantor subsidiaries. There are no restrictions on dividend payments amongst the Company and its subsidiaries.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Acetex Corporation


Date: May 13, 2004                       By:  /s/ "David W. Ross"
                                            -----------------------------------
                                         Name:  David W. Ross
                                         Title: Corporate Secretary